SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated April 13, 2006

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice (LSE)	2690B	April 10, 2006

06012765

SUPPL

dw 4/24

SEC File No. 82-34751

RNS Number:2690B
Elementis PLC
10 April 2006

Elementis plc ('the Company')

Notification of Grant of Options to Persons Discharging Managerial Responsibilities

In accordance with Disclosure Rule 3.1.4R(i) of the Disclosure Rules sourcebook the Company announces that on 4 April 2006 options were granted over ordinary shares of 5 pence each in the capital of the Company pursuant to the rules of the Elementis plc 2003 Unapproved Executive Share Option Scheme at the exercise price of 85.50p

	Options Granted	Total Options Held
Brian Taylorson	482,456	2,852,302
David Dutro	220,277	1,180,607
William French	110,540	859,268
Kevin Erickson	78,383	714,246
Scott Brasco	80,393	80,393
Martin Neil	90,442	458,713
Gary Castellino	107,132	523,181
Walker Allen	110,547	486,472
Greg McClatchy	118,580	1,034,588

These options are subject to performance criteria and are exercisable at any time between 3 and 10 years from the date of grant.

Jennifer Murphy

Company Secretary

10 April 2006